Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com

December 22, 2025

VIA EMAIL AND EDGAR

Ranjit Singh Pawar
Jennifer O’Brien
Office of Energy & Transportation
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	Coeur Mining, Inc. Form 10-Q for the Fiscal Quarter Ended September 30, 2025 Form 10-K for the Fiscal Year Ended December 31, 2024 File No. 001-08641

Dear Mr. Pawar and Ms. O’Brien:

On behalf of Coeur Mining, Inc. (the “Company”) set forth below are responses to comments the staff (the “Staff”) of the Securities and Exchange Commission delivered by letter, dated December 12, 2025, with respect to the above referenced Form 10-K and Form 10-Q (the “Comment Letter”). The Company’s responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter.

Form 10-K for the Fiscal Quarter Ended September 30, 2025
Non-GAAP Financial Performance Measures, page 42

Comment #1:

We note your response to prior comment 1 regarding your adjustment for “Acquired inventory purchase price” and do not agree with your conclusion. We continue to believe that this adjustment is inconsistent with Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. As such, please remove this adjustment from your non-GAAP measures, including Adjusted net income (loss), Adjusted EBITDA, and Adjusted costs applicable to sales.

Response #1:

The Company notes the Staff’s comment and respectfully confirms that it will remove the adjustment for “Acquired Inventory Purchase Price” in calculations of its non-GAAP financial measures, including Adjusted net income (loss), Adjusted EBITDA, and Adjusted costs applicable to sales, in its subsequent filings and earnings press releases.

If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (212) 351-2389.

Sincerely,

/s/ Eric Scarazzo

Eric Scarazzo

cc:	Casey Nault
Coeur Mining, Inc.
Senior Vice President, General Counsel and Secretary